UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549

                                 SCHEDULE 14F-1
                             INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             AND RULE 14F-1 THEREUNDER

                                  Jagged Peak, Inc.
                     (f/k/a Absolute Glass Protection, Inc.)
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

            Nevada                   0-31715                91-2007478
----------------------------       ------------        -------------------
(State or other jurisdiction       (Commission           (IRS Employer
      of incorporation)            File Number)        Identification No.)

                        2701 N. Rocky Point Drive, Suite 1250
                                   Tampa, FL  33607
                       -----------------------------------------
                       (Address of principal executive offices)

                                   (800) 430-1312
                             ---------------------------
                             (Issuer's Telephone Number)

Approximate Date of Mailing:  July 15, 2005

                                  Jagged Peak, Inc.
                       (f/k/a Absolute Glass Protection, Inc.)
                        2701 N. Rocky Point Drive, Suite 1250
                                   Tampa, FL  33607

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
           OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

        NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS


July 13, 2005

     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Jagged Peak, Inc. (formerly known as Absolute Glass Protection, Inc.), a Nevada corporation ("Jagged" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

    References throughout this information statement to "we", "us" and "our" are to Jagged Peak, Inc.

INTRODUCTION
------------

We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under "Change of Control" to be completed.

Pursuant to an Acquisition Agreement and Plan of Merger dated as of July 8, 2005 (the "Merger Agreement") by and among the Company, Absolute Glass Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of the Company ("MergerCo"), and Jagged Peak, Inc., a Florida corporation ("JPI"), we will cause MergerCo to merge with and into JPI, with JPI remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger").

In connection with the Merger, we will issue to the stockholders of JPI 11,466,666 shares of our restricted common stock, in exchange for 100% of the issued and outstanding shares of common stock of JPI.

To effectuate the Merger, we will also deposit 200,000 shares of our common stock into an escrow account, which shall cover any claims for breach of warranties, indemnities, covenants or undertakings contained in the Merger Agreement raised by JPI during the two-year period following the closing of the Merger.

Upon completion of Merger, Evagelina Esparza Barrza shall resign from our board of directors and Paul B. Demirdjian, Daniel R. Furlong, Vincent J. Fabrizzi, Primrose S. Demirdjian, all of whom are currently directors of JPI, will be appointed directors of the Company.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change-of-control of the Company on the date the Merger is completed.

As of July 12, 2005, we had 12,828,063 shares of common stock issued and outstanding, which is comprised of the only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held. Each share of common stock is entitled to one vote.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

CHANGE-OF-CONTROL
-----------------

The Merger will result in a change-of-control by Jagged Peak, Inc. (f/k/a Absolute Glass Protection, Inc.) and its stockholders and the assumption of JPI's operations and liabilities. At the effective time of the Merger:

o We will merge MergerCo with and into JPI and the separate corporate existence of MergerCo shall cease;

o We will issue 11,466,666 shares of our restricted common stock to the stockholders of JPI in exchange for 100% of the issued and outstanding shares of common stock, and;


As a result of the Merger, we shall be the parent corporation and the stockholders of JPI will become shareholders of Jagged. The remaining shareholders of Jagged will own approximately 10.6% of the issued and outstanding shares of our common stock, based on 12,828,063 shares outstanding after the Merger.

The transaction contemplated by the Merger Agreement is intended to be a "tax-free" incorporation pursuant to the provisions of Section 351 and 368(a)(i)(A) of the Internal Revenue Code of 1986, as amended.

The restricted shares will not be registered un the Securities Act of 1933, as amended (the "Act") and will be issued in reliance upon the exemption from registration provided by section 4(2) of the Act, on the basis that the issuance of these shares do not involve a public offering.

As discussed above, Merger Agreement also provides that upon completion of the Merger, Mrs. Esparza will appoint Paul B. Demirdjian, Daniel R. Furlong, Vincent J. Fabrizzi, Primrose S. Demirdjian, as directors of the Company. Mrs. Esparza will then resign immediately after making such appointment. Accordingly, following the Merger, Paul B. Demirdjian, Daniel R. Furlong, Vincent J. Fabrizzi, Primrose S. Demirdjian, will constitute the entire board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE
MERGER
---------------------------------------------------------------------------

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of July 8, 2005, except as noted in the footnotes below, by:

o Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

o     Each of our executive officers;

o     Each of our directors; and

o     All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC.
In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of July 8, 2005 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of June 29, 2005, 164,318 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder's name, subject to community property laws, where applicable. The address of each shareholder is listed in the table.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 29, 2005, by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

                                                     Amount
Title     Name and Address                           of shares       Percent
of        of Beneficial                              held by           of
Class     Owner of Shares          Position          Owner            Class
-----------------------------------------------------------------------------
Common    Eva Esparza Barrza(1)  Director           15,000            9.1%
Common    John Dean Harper(2)    Shareholder        10,060            6.1%
Common    Michael I. Kling(3)    Shareholder        34,200           20.8%
Common    Thunder Box Limited(4) Shareholder         9,385            5.7%
Common    Dane VanBreene(5)      Shareholder        20,400           12.4%
-----------------------------------------------------------------------------
Totals:                                             89,045           54.1%

All Executive Officers and
Directors as a Group (1 person)                     15,000            9.1%


The percentages listed in the Percent of Class column are based upon 164,318 outstanding shares of Common Stock, which will be the number of outstanding shares of Common Stock as of the effective date.

(1)  Eva Esparza Barrza, 3140 Venture Drive, Las Vegas, NV  89101.
(2)  John Dean Harper, 201 S. Las Vegas Blvd, Suite 200, Las Vegas, NV  89101.
(3)  Michael I. Kling, 9525 Hillwood, Suite 160, Las Vegas, NV  89134.
(4)  Thunder Box Limited, a Vanuatu corporation, PFK House, Lini Highway,
     P.O. Box 211, Port Vila, Vanuatu, beneficially owned by Thunder Box Limited, Alexander Gilliland, President and Director.
(5)  Dane VanBreene, 785 Goddard Court, Alpharetta, GA  30005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT FOLLOWING THE MERGER
---------------------------------------------------------------------------

      The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Merger by:

o Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
o     Each of our executive officers;
o     Each of our directors; and
o     All of our executive officers and directors as a group.

          Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of the closing date of the Merger are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage of any other person. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

    The following table sets forth certain information regarding the beneficial ownership of our common stock after giving effect to the Merger by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

                                                                  Percent
                                Amount and Nature of Beneficial     of
Name of Beneficial Owner (3)          Ownership (1)               Class (2)
----------------------------    -------------------------------   ---------
Paul B. Demirdjian (4)                   4,986,874                38.61%
Primrose S. Demirdjian (5)               4,987,229                38.61%
Daniel R. Furlong (6)                    3,008,733                23.20%
Vincent J. Fabrizzi (7)                  3,008,733                23.20%
David H. Connell (8)                        47,059                 0.37%
---------------------------------------------------------------------------
All directors and executive
   officers as a group (5 persons)      11,138,544                83.54%


   (1) Represents voting and investment power unless otherwise indicated.
   (2) Based on 12,828,063 shares of Registrant's Common Stock outstanding as of July 8, 2005 plus, as to each person listed, that portion of the unissued shares of Registrant's Common Stock subject to outstanding options which may be exercised by such person, and as to all directors and executive officers as a group, unissued shares of the Registrant's Common Stock as to which the members of such group have the right to acquire beneficial ownership upon the exercise of stock options within the next 60 days, or 14,035,003 shares.
   (3) The address of each individual is in the care of Jagged Peak Inc., 2701
       N. Rocky Point Drive, Suite 1250, Tampa, FL  33607.
   (4) Represents 4,900,084 shares held jointly with Primrose S. Demirdjian and 86,790 shares subject to currently exercisable options.
   (5) Represents 4,900,084 shares held jointly with Paul B. Demirdjian and 87,145 shares subject to currently exercisable options.
   (6) Represents 2,866,548 shares held directly and 142,185 shares subject to currently exercisable options.
   (7) Represents 2,866,548 shares held directly and 142,185 shares subject to currently exercisable options.
   (8) Represents 47,059 shares subject to currently exercisable options.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES
-----------------------------------------------

Effective upon the completion of the Merger following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors will be reconstituted and fixed at five directors. Immediately prior to the closing of the transactions contemplated by the Merger Agreement, Mrs. Esparza will appoint Paul B. Demirdjian, Daniel R. Furlong, Vincent J. Fabrizzi, Primrose S. Demirdjian, as directors of the Company. Following such appointments, Mrs. Esparza will immediately resign. The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Peak prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors
----------------------------------------

The following table sets forth the current officers and directors of Absolute Glass Protection, Inc.


Name                         Age              Position
-------                     ------           ----------
Evagelina Esparza Barrza     66              President, CEO
                                             Chief Financial Officer and
                                             Director


Biography
---------

Evagelina Esparza Barrza, CEO, CFO, Director of Absolute Glass Protection, Inc., originally began her career as a general nurse in Public Health. She worked in this position for 35 years with the Secretaria de Salubrid y Assistencia in Torreon, Coahuila, Mexico. She subsequently attended law school at Universidad Autonoma de Coahuila, Mexico for six years and graduated from law school in 1992. For the past 11 years, she has been working as a licensed attorney in Mexico. From January 2004 to present, she is the President and Director of eClic, Inc., a Nevada corporation. Since May 2005, she has served as the sole officer and director of Absolute Glass Protection, Inc.

Mrs. Evagelina Esparza Barrza has assisted numerous firms and individuals in managing their affairs through both the good and the bad times. Her experience ranges from project management teams to demonstrating a successful management consulting practice. Her domestic and international experience, contacts, negotiating and management skills have been met and accomplished the short and long-term goals of her clients. Mrs. Barrza specializes in project management, health care; personnel; and management consulting of operated & non-operated properties and project construction. Her experience in making appropriate recommendations and decisions is demonstrated through the success of her consulting and law practice.



Officers, Directors and Key Employees Following Merger
------------------------------------------------------

          Name             Age                   Position
-----------------------------------------------------------------------------
Paul B. Demirdjian          44     Director, Chief Executive Officer, and
                                   Chairman of the Board of Directors

Daniel R. Furlong           57     Director, Chief Operating Officer,
                                   Interim Chief Financial Officer, and
                                   Senior Vice President

Vincent J. Fabrizzi         48     Director, Chief Sales & Marketing Officer,
                                   and Senior Vice President

Primrose S. Demirdjian      45     Director

David H. Connell            47     Vice President- Professional Services


Biographies
-----------

Paul B. Demirdjian - Director, Chief Executive Officer, Chairman of the Board
                     of Directors
-----------------------------------------------------------------------------

Mr. Demirdjian has been employed by Jagged Peak since 2000. Mr. Demirdjian has more than 20 years of experience in executive and senior management positions in the information technology, telecommunications, and Internet-related fields. Mr. Demirdjian has extensive experience in developing applications to facilitate process efficiencies and enhance customer service and product delivery, and he has participated in numerous strategic acquisitions and public offerings.
Mr. Demirdjian graduated from St. Petersburg College and the University of
South Florida where he majored in Engineering Technology.

Vincent J. Fabrizzi - Director, Chief Sales and Marketing Officer, Senior Vice
                      President
------------------------------------------------------------------------------

Mr. Fabrizzi has been employed by Jagged Peak since 2000. Prior to joining Jagged Peak, Mr. Fabrizzi was Chief Executive Officer and Co-Founder of Compass Marketing Services, a logistics services, warehouse management, and fulfillment services company. Previous to this, Mr. Fabrizzi co-founded Paradigm Communications, an advertising agency which reached $60 million in revenues. Mr. Fabrizzi holds a B.S. in Mechanical Engineering from West Virginia University.


Daniel R. Furlong - Director, Chief Operating Officer, Interim Chief Financial
                    Officer, and Senior Vice President
------------------------------------------------------------------------------

Mr. Furlong has been employed by Jagged Peak since 2000. Prior to joining Jagged Peak, Mr. Furlong was President and Co-Founder of both Compass Marketing Services and Paradigm Communications. Previous to this, Mr. Furlong was Vice President of Marketing for Dollar Rent-A-Car of Florida. Mr. Furlong graduated from the University of Wyoming with both undergraduate and graduate degrees in Accounting.


Primrose S. Demirdjian - Director
---------------------------------

Mrs. Demirdjian has been a director of Jagged Peak since 2000. Mrs. Demirdjian is concentrating the focus of her business experience into expanding the international business of Jagged Peak as well as serving as the company's public relations director. Mrs. Demirdjian serves in several business organizational groups in the Tampa Bay area including the Tampa Bay International Business Council and Greater Tampa Chamber of Commerce's Committee of One Hundred's international committee. Mrs. Demirdjian's involvement with Tampa Bay area charities includes the Children's Cancer Research Group at St. Joseph's Children's Hospital and Moffitt Cancer Center. Prior to her tenure as president and co-founder of IBIS, an Internet-related company, Mrs. Demirdjian was employed by GTE Data Services, Inc. where she held various administrative and technical positions. Mrs. Demirdjian holds a Bachelor of Science in Management Information Systems from Nova Southeastern University of Florida.


David H. Connell - Vice President of Professional Services
----------------------------------------------------------

Mr. Connell joined Jagged Peak in September 2002 as Information Technology Director. During Mr. Connell more than 15 years of senior-level information technology experience, he has served as Product Director of Order Management for Retek from 1999 until joining Jagged Peak, and has held positions with High Touch and Oracle. Mr. Connell graduated from Louisiana State University with an undergraduate degree in Economics and received a Masters in Business Administration from Centenary College in Shreveport, LA. Mr. Connell is also a Certified Public Accountant.

Family Relationships
--------------------

Paul B. Demirdjian and Primrose S. Demirdjian are husband and wife.


Board of Directors' Meetings
----------------------------

During the fiscal year ending September 30, 2004, our board of directors held two meetings. Our board ratified the actions of our officers by unanimous written consent.


Director Compensation
---------------------

The directors currently are not compensated for serving as members of the Company's board of directors.

Audit, Nominating and Compensating Committees
---------------------------------------------

During our fiscal year ended September 30, 2004, we had no audit, nominating or compensation committees of the Board of Directors. We are not required to maintain such committees under the applicable rules of the Over-the-Counter Bulletin Board. Our Board of Directors acted as an Audit Committee for purposes of determining whether our auditor's non-audit services were compatible with maintaining the auditor's independence.



Compliance with Section 16(a) of the Exchange Act
-------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers, directors and persons who beneficially own more than 10 percent of the common stock of an issuer with securities registered under
Section 12 of the Securities Exchange Act to file reports of ownership and changes in ownership with the SEC. To our knowledge, all reports were filed in a timely manner.

Executive Compensation
----------------------

Compensation of the Company Executives

Mrs. Esparza our sole our officer and director has received no monetary compensation for her services rendered to us. She did receive 15,000 shares
Of our common stock in lieu of any other compensation. None of our directors are accruing or will accrue any compensation pursuant to any agreement with us.

Stock Option Grants
-------------------

No stock options were granted to any of our directors and officers during our most recent fiscal year ended September 30, 2004.

Exercises of Stock Options and Year-End Option Values
-----------------------------------------------------

No share purchase options were exercised by our officers, directors, and employees during the fiscal year ended September 30, 2004.

Certain Relationships and Related Transactions
----------------------------------------------

Except with respect to the Merger, none of our directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of our incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of our directors or officers, nor any proposed nominee for election as one of our directors is indebted to the Company.

Legal Proceedings
-----------------

We are not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of our voting securities, or any affiliate of purchaser, or of any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

By Order of the Board of Directors,

/s/  Paul B. Demirdjian
---------------------
     Paul B. Demirdjian
     President



Dated:  July 13, 2005